Contact

www.linkedin.com/in/pramod-enabothula-8b481822a (LinkedIn)

Top Skills

Scrum

Agile Methodologies

Project Management

Certifications

Microsoft Certified Solutions Associate: Cloud Platform

Scrum Master Certified (SMC)

ICAgile Certified Professional

Pramod Enabothula

Cloud Tech Arch Delivery Manager & Scrum Master at Accenture

Atlanta Metropolitan Area

Summary

Certified Scrum Master and servant-leader offering 8+ years of experience in improving processes and complex product deliveries by implementing a scaled Agile environment. Hands-on in training teams and supporting product owners to remove impediments and backlogs, enhance velocity, and help teams adopt Agile methodology.

Experience

Accenture

16 years 3 months

Cloud Tech Delivery Manager & Scrum Master at Accenture

October 2007 - Present (16 years 3 months)

Atlanta, Georgia, United States

Cloud Tech Delivery Manager & Scrum Master at Accenture

June 2017 - December 2021 (4 years 7 months)

Atlanta Metropolitan Area

Cloud Tech Delivery Manager & Scrum Master at Accenture - Cricket Wireless

Scrum Master / Project Manager

February 2013 - May 2017 (4 years 4 months)

Bentonville, Arkansas, United States

Scrum Master / Project Manager - Walmart

QA Project Lead

December 2011 - January 2013 (1 year 2 months)

Philadelphia County, Pennsylvania, United States

QA Project Lead - Merck Pharma

QA Lead

September 2009 - November 2011 (2 years 3 months)

Bengaluru, Karnataka, India

QA Lead - Bank of America

Senior QA Specialist
October 2007 - August 2009 (1 year 11 months)
Hyderabad, Telangana, India

Senior QA Specialist - Microsoft

Sierra Atlantic
Senior QA Specialist
July 2006 - October 2007 (1 year 4 months)
Hyderabad, Telangana, India

Senior QA Specialist

OSI Technologies
QA Specialist
September 2002 - November 2005 (3 years 3 months)
Hyderabad, Telangana, India

Education

Kakatiya University, Warangal
Master's degree, Computer Science · (June 2000 - July 2002)